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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  FORM 12B-25
                          NOTIFICATION OF LATE FILING

                                                                SEC FILE NUMBER
                                                                000-29037
                                                                CUSIP NUMBER
                                                                29088W103
(Check One):


[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

                      For Period Ended: December 31, 1999
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ..............................................

 Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Form 10-K for the period ended December 31, 1999 in its entirety
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PART I - REGISTRANT INFORMATION


eMerge Interactive, Inc.
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Full Name of Registrant


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Former Name if Applicable


10315 102nd Terrace
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Address of Principal Executive Office (Street and Number)


Sebastian, Florida 32958
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City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

eMerge Interactive, Inc. encountered logistical difficulties in obtaining all of the necessary director signatures prior to March 31, 2000 in connection with the filing of the Form 10-K for the year ended December 31, 1999.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Michael Janney, eMerge Interactive, Inc.             (561) 589-7331
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(Name)                                       (Area Code)(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                            [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. Revenue for the year ended December 31, 1999, was $43.8 million, up 2,343 percent from $1.8 million in 1998. The loss from continuing operations and net loss for 1999 were $15.6 million, or $3.11 per share. This compares to a loss from continuing operations of $5.9 million, or $1.36 per share, and a net loss of $7.8 million or $1.80 per share for 1998.

Revenue for the fourth quarter of 1999 was $25.4 million, up 3,609 percent compared to $686,000 in the same period last year, and a 61 percent increase over the third quarter of 1999. The loss from continuing operations for the fourth quarter of 1999 was $4.9 million, or $1.48 per share. This compares to a loss from continuing operations of $2.0 million, or $0.34 per share in the fourth quarter of 1998. Net loss for the fourth quarter of 1999 was $4.9 million, or $1.48 per share, compared to a net loss of $2.2 million, or $0.37 per share, in the fourth quarter of 1998.


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                            eMerge Interactive, Inc.
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                  (Name of Registrant as specified in charter)
   has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 1999                       By: /s/ Michael Janney
                                              ---------------------------------
                                               Michael Janney,
                                               Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
           Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
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2.       One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).